Filed by Fibria Celulose S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Fibria Celulose S.A. (Commission File No.: 001-15018)

SUZANO PAPEL E CELULOSE S.A. Publicly-Held Company with Authorized Capital CNPJ/MF No. 16.404.287/0001-55 NIRE 29.3.0001633-1 | CVM Code No. 13986	FIBRIA CELULOSE S.A. Publicly-Held Company CNPJ/MF No. 60.643.228/0001-21 NIRE 35.300.022.807 | CVM Code No.12793

MATERIAL FACT

São Paulo, August 09, 2018 - Suzano Papel e Celulose S.A (“Suzano”) (B3: SUZB3) and Fibria Celulose S.A. (B3: FIBR3 | NYSE: FBR) (“Fibria” and collectively with Suzano, the “Companies”), in compliance with article 157, paragraph 4 of Law No. 6,404/1976, as amended (“Brazilian Corporation Law”), Instruction No. 358, dated as of January 3, 2002 of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários - “CVM”), as amended, and CVM Instruction No. 565, dated as of June 15, 2015, hereby jointly inform its shareholders, the market in general and other interested parties that, on August 8, 2018, the declaration of effectiveness was issued by the Securities Exchange Commission of the United States of America (“SEC”) for the registration statement filed by Suzano with SEC for purposes of calling and holding and approval the Extraordinary Shareholders’ Meetings (“Shareholders’ Meeting”) of Suzano and of Fibria, to be held at first call on September 13, 2018, as provided for in the Call Notices published on this date, of the proposed corporate reorganization for the combination of operations and shareholders bases of Suzano and of Fibria, which was the object of the Voting Agreement and Other Obligations entered into on March 15, 2018 (“Transaction”) disclosed by the Companies through Material Facts published on March 16, 2018, pursuant to the terms and conditions of the protocol and justification entered into by and between the managers of Suzano, Fibria and Eucalipto Holding S.A. (“Holding”) (“Protocol and Justification”), approved by the Boards of Directors of Suzano and Fibria during the meetings held on July 26, 2018 and disclosed by the Companies on the same date.

The Transaction will also be submitted to the approval of the Extraordinary Shareholders’ Meeting of Holding, to be held on the same date scheduled for the Shareholders’ Meetings of Suzano and of Fibria.

1.              Companies Involved in the Transaction and Their Activities

1.1.                           Suzano

(a) Identification. SUZANO PAPEL E CELULOSE S.A., publicly-held company, enrolled with the CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the city of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No. 1752, 10º andar, salas 1010 e 1011, Pituba, CEP 41810-012.

(b) Activities. Suzano is engaged and will continue to be engaged after the Transaction, primarily in the manufacturing, trading, import and export of pulp, paper and other products derived from the processing of forest materials, including their recycling, as well as of products related to the printing sector, in the development and exploitation of homogeneous forests owned by Suzano or by third-parties, either directly or through contracts with companies specialized in forestry and forest management, in the management of port terminals and in holding equity interest in other companies or ventures.

1.2.                           Fibria

(a) Identification. FIBRIA CELULOSE S.A., publicly-held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with headquarters in the city of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3º e 4º (Parte) andares, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010.

(b) Activities. Fibria is engaged and will continue to be engaged after the Transaction, primarily in the wholesale and retail trade and manufacture of pulp and other derived products, company-owned or owned by third parties, as well as to the development and exploitation of forests owned by Fibria or by third parties, either directly or through contracts with companies specialized in forestry and forest management. After the completion of the Transaction, will become a wholly-owned subsidiary of Suzano. Following the Transaction, Fibria will be deregistered as a public-held company.

1.3.                           Holding

(a) Identification. EUCALIPTO HOLDING S.A., closely-held company, enrolled with the CNPJ/MF under No. 29.339.648/0001-79, with headquarters in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1355, 8º andar, sala 2, Pinheiros, CEP 01452-919.

(b) Activities. Holding is a non-operational company, primarily engaged in holding equity interest in other companies, and whose outstanding shares are, as of this date, fully held by Suzano, and which will be wound-up as a result of the Transaction.

2.              Description and Purpose of the Transaction

2.1.                           Description of the Transaction

The Transaction shall comprise the following steps, all interdependent and related among them, which completions will be subject to the applicable corporate approvals as well as to the compliance with the conditions precedent set forth in the Protocol and Justification and described in item 5 below, all such steps to be coordinated in order to occur on the same date:

(a)                       Capital increase of the Holding, upon the issuance of new ordinary, registered shares with no par value, in an amount determined pursuant to the terms of the Protocol and Justification, such that the number of ordinary shares subscribed by Suzano represent after the issuance set forth in item (b), sixty-one percent (61%) of the total ordinary shares and forty-four percent (44%) of the total capital of Holding, which shall be fully paid-in by Suzano, either directly or through any of its Affiliates (as defined in the Protocol and Justification), in Brazilian currency, until the Transaction Completion Date (as defined in item 5 below), for the total issuance price equal to the Redemption Value of the Holding’s Redeemable Preferred Share (as defined in the item 2.2 below), a portion of which, to be defined at the extraordinary shareholders’ meeting of Holding, shall be allocated to the constitution of a capital reserve, being that, in case of subscription of such shares by an Affiliate of Suzano, they will be fully transferred to Suzano before or at the Transaction Completion Date, in such manner as may be determined by Suzano (“Holding’s Capital Increase”);

(b)                       On the same date, as a subsequent and interdependent act of Holding’s Capital Increase, merger of all the shares issued by Fibria into Holding, by its economic value, resulting in the issuance, by Holding, on behalf of the shareholders of Fibria that own the merged shares (“Fibria’s Shareholders”), of ordinary shares and of redeemable preferred shares issued by Holding, it being certain that, for each ordinary share issued by Fibria one (1) ordinary share and one (1) redeemable preferred share issued by Holding shall be delivered, as set forth in item 4.1 of the Protocol and Justification (“Merger of Fibria’s Shares”). After the Merger of Fibria’s Shares is completed, Fibria shall keep its own legal personality and equity, there being no legal succession;

(c)                        On the same date, as a subsequent and interdependent act of the Merger of Fibria’s Shares, redemption of all the preferred shares issued by Holding, upon payment, for each one (1) preferred share issued by Holding that is redeemed, of the Redemption Value for Each One of the Holding’s Redeemable Preferred Share, as defined below (“Redemption”). Once redeemed, Holding’s preferred shares will be canceled against capital reserve; and

(d)                       On the same date, as a subsequent and interdependent act of the Redemption, merger of Holding into Suzano, at book value of the shareholders’ equity of Holding (already taking into consideration the effects of Holding’s Capital Increase, the Merger of Fibria’s Shares and the Redemption), with the consequent winding-up of Holding and succession, by Suzano, in all its assets, rights and obligations, with the consequent migration of Fibria’s Shareholders to Suzano’s shareholder base (“Holding’s Merger”).

The base date of the Transaction will be March 31, 2018 (“Base Date”).

As a result of the Transaction, the number of Suzano’s outstanding shares will be increased by the number of shares issued in favor of Fibria’s Shareholders after the Merger of Holding. Upon completion of the Transaction, Fibria’s shares will cease to be traded and its shareholders will become holders of Suzano’s shares, pursuant to the exchange ratio set forth in item 4.3 below.

Although the steps above are subsequent to one another, all of them are part of one sole legal transaction, it being a requisite that each of the steps will not be individually effective without the others also becoming effective and fully implemented as a whole.

2.1.1.    Appraisal Report and Appraisers

Suzano’s management, on behalf of Suzano and of the Holding, retained the services of (a) Ernst & Young Assessoria Empresarial Ltda., enrolled with CNPJ/MF under No. 59.527.788/0001-31 (“EY”) to appraise and determine the economic value of Fibria’s shares to be merged into Holding (“Appraisal Report of Fibria’s Shares”); and (b) PricewaterhouseCoopers Auditores Independentes, enrolled with CNPJ/MF under No. 61.562.112/0001-20 (“PwC”) to appraise and determine the book value of the shareholders’ equity of Holding to be transferred to Suzano by reason of Holding’s Merger (“Appraisal Report of Holding”).

2.2.                           Purpose of the Transaction

The purpose of the Transaction is to combine Fibria’s and Suzano’s operations and shareholder bases, turning Fibria into a wholly-owned subsidiary of Suzano. Considering that the outstanding capital stock of Fibria is represented, on the Transaction Completion Date, by five hundred and fifty-three million, eighty thousand, six hundred and eleven (553,080,611) ordinary, ex-treasury shares, disregarding the shares resulting from the vesting of stock option plans, and Suzano’s outstanding capital stock is represented, on the Transaction Completion Date, by one billion, ninety-one million, nine hundred and eighty-four thousand, one hundred and forty-one (1,091,984,141) ordinary, ex-treasury shares, disregarding the shares resulting from the vesting of stock option plans, and subject to the provisions of Section 2 of the Protocol and Justification, the Transaction

will result in the receipt, by Fibria’s shareholders, for each ordinary share issued by Fibria that they own at the referred date of:

(i)        cash payment in Brazilian currency of fifty-two Reais and fifty cents (R$ 52.50) (“Cash Installment”), adjusted by the CDI variation verified between March 15, 2018 and the Financial Settlement Date, and also in accordance with item 4.2 below (after the adjustments, the “Redemption Value for Each One of the Holding’s Redeemable Preferred Share”), to be paid cash, in a single installment, at the Transaction Completion Date (“Financial Settlement Date”); and

(ii)     Zero point four six one one (0.4611) ordinary share issued by Suzano (“Exchange Ratio”), adjusted pursuant to the provisions of the Protocol and Justification (after the adjustments, the “Final Quantity of Suzano’s Shares per Holding’s Ordinary Shares”).

3.              Main Benefits, Costs and Risks of the Transaction

3.1.                           Main Benefits

It is sought, with the Transaction, to create a solid company, owning first-line and strategically located assets, able to efficiently supply customers in all continents with its products.

The integration of the Companies’ activities will allow for synergy gains to be obtained as a result of the reduction in forestry, logistics and administrative operational costs and risks, with significant efficiency gains to the Companies.

3.2.                           Costs

The Companies estimate that the total costs and expenses for the execution and completion of the Transaction, including the costs with the drafting and publication of the corporate documents, and valuation experts’ fees and other professionals hired will be of approximately ninety-seven millions Reais (R$ 97,000,000.00).

3.3.                           Risks

The Transaction aims to integrate Suzano’s and Fibria’s businesses and take advantage of the synergies obtained from this integration. Notwithstanding, the Transaction has a number of requisites and conditions that must be fulfilled in order for the Transaction to take place, including the approval by the competition authorities in Brazil and abroad, which may reject the Transaction or even approve it with restrictions, which may be structural (e.g., assets disposal) and/or behavioral (e.g. commitment and market monitoring clauses).

In this context, even if approved by the Shareholders’ Meetings of Suzano and of Fibria, the Transaction may not be concluded or be concluded with a combination of assets and transactions different from the initially proposed one, which could impact the expected efficiency profit between Suzano and Fibria.

In addition, the market value of Suzano’s and Fibria’s ordinary shares, at the time of completion of the Transaction, may vary significantly from its price on the base date for the Transaction, March 31, 2018, and on the date in which the Protocol and Justification was executed. The share price change may occur as a result of a variety of factors which are beyond Suzano’s and Fibria’s control, including changes in the Companies’ business, transactions and projections, transaction schedule, regulatory issues, general market and economic conditions, including exchange rates, whether nationally or internationally, as well as other factors that impact the industry.

Accordingly, the success of the Transaction will depend in part on the Companies’ ability to carry out growth opportunities and cost savings resulting from the combination of Suzano’s and Fibria’s businesses. There is no certainty, however, that such opportunities and economies will be successful. If such objectives are not achieved successfully, the expected benefits of the Transaction may not occur fully or entirely or may take longer than expected to occur.

Suzano and Fibria operate and, until the consummation of the Transaction, will continue to operate independently. Both Companies will have important challenges in consolidating functions, integrating organizations, processes and operations in an optimized and efficient manner, as well as in the retention of personnel. The integration of the Companies will be complex and time consuming and the management of both Companies will have to dedicate substantial resources and efforts to its implementation. The integration process and other sensitivities of the Transaction may result in challenges for each of the Companies in their respective business courses which may adversely affect their ability to maintain their relationships with customers, suppliers, employees and others with whom the Companies interact, or adversely affect the achievement of the expected benefits of the Transaction.

After the Transaction, Suzano’s and Fibria’s revenues and results will be consolidated by Suzano, so any future negative results of any of the Companies may affect the consolidated result for Suzano’s shareholders and for Fibria’s shareholders that will become shareholders of Suzano.

4.              Exchange Ratio and Criteria for Determining the Exchange Ratio

4.1.                           Merger of Fibria’s Shares

Fibria’s shareholders will receive new ordinary shares and redeemable preferred shares issued by Holding, all registered and with no par value, in substitution of its ordinary shares of Fibria, in the proportion of one (1) ordinary share and one (1) redeemable preferred share issued by Holding for each ordinary share issued by Fibria (considering the adjustments mentioned in the paragraph below).

The exchange ratio of the shares issued by Fibria for ordinary and preferred shares issued by Holding, as a result of the Merger of Fibria’s Shares shall be proportionally adjusted in the event of a change in the number of shares of Fibria’s capital stock set forth in items 1.1 and 2 of the Protocol and Justification, including as a result of any and all splits, reverse share splits and bonuses of Fibria’s shares occurred as of March 15, 2018.

Any splits of Holding’s shares shall not impact the exchange ratio set forth above.

4.2.                           Redemption

On the same date of the Merger of Fibria’s Shares, as a subsequent and interdependent act, the preferred shares issued by Holding will be automatically redeemed, upon payment, for each one (1) preferred share issued by Holding that is redeemed, of the Redemption Value for Each One of the Holding’s Redeemable Preferred Share, subject to the adjustments provided for in the Protocol and Justification, including the adjustment by the CDI variation from March 15, 2018 until the Financial Settlement Date, as well as adjustments arising from dividends, interest on capital and other proceeds declared and/or paid by the Companies, as from March 15, 2018 and with reporting date of the shareholder bases (ex date) until and including the Transaction Completion Date, except for the mandatory minimum dividends already proposed by Suzano’s management on February 7, 2018 and by Fibria’s management on January 29, 2018.

4.3.                           Holding’s Merger

As a result of Holding’s Merger, Fibria’s shareholders (at this point, already shareholders of Holding), will receive the Final Quantity of Suzano’s Shares per Holding’s Ordinary Shares, equivalent to zero point four six one one (0.4611) ordinary share issued by Suzano for each ordinary share issued by Fibria, considering the adjustments mentioned below, as replacement for Holding’s ordinary shares held by them.

The exchange ratio of shares issued by Holding for shares issued by Suzano shall be proportionally adjusted in the event of a change in the number of shares of Fibria’s and/or of Suzano’s capital stock set forth in items 1.1 and 2 of the Protocol and Justification, including as a result of splits, reverse share splits and bonuses of Suzano’s shares.

Holding’s shares held by Suzano will be cancelled upon Holding’s Merger. For each ordinary share issued by Holding, the Final Quantity of Suzano’s Shares per Holding’s Ordinary Shares will then be issued.

Any fractions shares issued by Suzano arising out of Holding’s Merger will be subject to reverse split into whole numbers and then sold in the stock market managed by B3 SA -

Brasil, Bolsa e Balcão (“B3”), after the completion of the Transaction, pursuant to the notice to shareholders to be disclosed in due course. The proceeds of such sale will be made available net of fees to the former shareholders of Fibria holders of the respective fractions, proportionally to their participation in each share sold.

4.4.                           Criteria for Determining the Exchange Ratio

The exchange ratios were negotiated between independent parties (on the one side, the controlling shareholders of Suzano and, on the other side, the controlling shareholders of Fibria). Furthermore, Suzano’s and Fibria’s managements, individually, hired advisory services from investment banks of international standing to assist its respective Boards of Directors in the process of informed decision making regarding financial parameters of the Transaction.

5.              Conditions Precedent to the Transaction

The completion of the Transaction shall be subject to the compliance of certain conditions precedent, pursuant to article 125 of the Brazilian Civil Code and to the Protocol and Justification, among of which are the:

(a)                                approval of the Transaction by the Brazilian Council of Administrative and Economic Defense — CADE, in Brazil;

(b)                                approval of the Transaction by the Federal Trade Commission — FTC and/or the Department of Justice — DOJ, as applicable, in the United States of America;

(c)                                 approval of the Transaction by the European Commission, in the European Union;

(d)                                approval of the Transaction by the Ministry of Commerce — State Administration for Market Regulation — SAMR, in the People’s Republic of China;

(e)                                 prior approval by the National Agency for Water Transportation - ANTAQ;

(f)                                  obtaining the declaration of effectiveness by the SEC of the registration statement filed by Suzano with the SEC for the purposes of calling, holding and approving the Transaction at the Extraordinary General Meeting of Fibria and of Suzano;

(g)                                 non-existence of any law or order issued or enacted by a competent government authority (including the Federal Court of Auditors), or judicial authority or arbitration court which prevents the completion of the Transaction;

(h)                                non-occurrence of Material Adverse Effect, as defined in the Protocol and Justification;

(i)                                    compliance, by the Companies, of their respective material obligations pursuant to this Protocol and Justification; and

(j)                                   Suzano’s and Fibria’s representations and warranties contained in this Protocol and Justification shall be true and accurate, in all their material aspects, as of the Transaction Completion Date.

The condition provided for in item (h) (non-occurrence of Material Adverse Effect) may be waived at any time by Suzano, by means of a written notice. The conditions provided for in items (i) and (j) may be waived at any time by the non-defaulting party by means of a written notice.

Once the conditions precedent are implemented or waived, any of the Companies may notify the other about the implementation of the Conditions Precedent and the Companies shall disclose a notice to the market informing, at least, the date on which the Transaction shall be completed. The date on which the Transaction shall be closed shall correspond to the forty-fifth (45th) day (or, if such is not a business day, the next following business day) counted from the publication of the referred notice to the market.

5.1.                           Conditions Precedent Already Implemented

The condition precedent set forth in item (b) above was implemented on May 31, 2018 and the condition precedent set forth in item (f) was implemented on August 8, 2018. The Companies will maintain the market informed on the implementation of the remaining conditions precedent.

6.              Exchange Ratio Calculated in Accordance with Article 264 of the Brazilian Corporation Law

The exchange ratios were negotiated between independent parties (on the one side, Suzano and its controlling shareholders and, on the other side, the controlling shareholders of Fibria) and there will be no withdrawal right as a result of Holding’s Merger, as mentioned in item 4.7 of the Protocol and Justification. Notwithstanding, Suzano, for informational purposes and since, it is at the date of Holding’s Merger, the controlling shareholder of Holding, has also requested EY, to prepare the appraisal report provided for in article 264 of the Brazilian Corporation Law, appraising both equities pursuant to the same criteria and on the same date, at market value.

7.              Withdrawal Right and Reimbursement Amount

7.1.                           Withdrawal Right on the Merger of Fibria’s Shares

Pursuant to articles 137 and 252, paragraph 2, of the Brazilian Corporation Law, if the Transaction is completed, the Merger of Fibria’s Shares by Holding will entitle the holders of shares issued by Fibria to the withdrawal right.

The withdrawal right shall be assured to Fibria’s shareholders who uninterruptedly hold Fibria’s shares from the date of execution of the Protocol and Justification (July 26, 2018) up to the Transaction Completion Date, and do not vote favorably for the Merger of Fibria’s Shares, abstain or do not attend the Shareholders’ Meeting, and who expressly state their intention to exercise the withdrawal right within a period of thirty (30) days counted as of the publication of the minutes of the General Meeting which approves the Merger of Fibria’s Shares.

7.2.                           Reimbursement Amount for the Exercise of the Withdrawal Right

The amount to be paid as reimbursement to Fibria’s dissenting shareholders shall be equivalent to the shareholders’ equity value of Fibria’s share as of December 31, 2017, according to Fibria’s financial statements approved at the Annual Shareholders’ General Meeting dated as of April 27, 2018, which corresponds to twenty-six Reais and thirty-six cents (R$ 26.36) per share, without prejudice to the right to prepare a special balance sheet.

7.3.                           Withdrawal Right on Holding’s Merger

Since on the date of Holding’s Extraordinary Shareholders’ Meeting which resolves on Holding’s Merger, Suzano will be the sole shareholder of Holding, there will be no dissenting shareholders or withdrawal right as a result of this step of the Transaction.

8.              Companies’ and Holding’s Capital Stock

8.1.                           Holding’s Capital Stock

The Merger of Fibria’s Shares will result in an increase to Holding’s shareholders’ equity in an amount provided for by the Appraisal Report of Fibria’s Shares, part of which will be, as defined by the general meeting of Holding, allocated for the formation of capital reserve and the balance will be destined to its capital stock.

8.2.                           Fibria’s Capital Stock

Fibria’s capital stock will not be altered due to the Transaction.

8.3.                           Suzano’s Capital Stock

Holding’s Merger will result in an increase to Suzano’s shareholders’ equity in an amount equivalent to the amount of Holding’s shareholders’ equity corresponding to the stake held by Fibria’s shareholders in Holding, after the Redemption, part of which will be allocated to Suzano’s capital stock and part will be allocated to the constitution of a capital reserve, in an amount to be determined by Suzano’s Shareholders’ Meeting. Holding’s shares held by Suzano will be cancelled at the time of Holding’s Merger. The equity variations verified as from the Base Date and up to the date on which Holding’s Merger will be completed will be appropriated by Suzano.

9.              Other Relevant Information

9.1.                           Corporate Approvals

The effectiveness of the Merger of Fibria’s Shares, the Redemption and the Holding’s Merger will depend on the performance of the following acts, all of them interdependent and with effects subject to the compliance with the conditions precedent provided in the Protocol and Justification, all such acts to be coordinated in order to occur on the same date, and the Shareholders’ Meeting of Suzano and Fibria held, in first call, on September 13, 2018, pursuant to Call Notices published on the date hereof:

(a)                       Shareholders’ Meeting of Fibria in order to, among other matters not related to the Transaction, in this order, (i) approve the waiver of the tender offer for the acquisition of shares issued by Fibria provided for in article 33 of Fibria’s Bylaws in the context of the Transaction; (ii) approve the terms and conditions of the Protocol and Justification; (iii) approve the Transaction; (iv) authorize the officers to subscribe new shares to be issued by Holding; and (v) approve the new overall management’s compensation for the year of 2018, considering the possibility of the Transaction causing early maturity of the company’s current variable compensation plan and the implementation of the retention plans to executive officer, as authorized by the Protocol and Justification;

(b)                       Extraordinary shareholder’s meetings of Holding to (i) approve Holding’s Capital Increase; (ii) approve the Protocol and Justification; (iii) ratify the appointment of EY as responsible for the appraisal and determination of the economic value of Fibria’s shares to be merged into Holding, pursuant to the Appraisal Report of Fibria’s Shares; (iv) approve the Appraisal Report of Fibria’s Shares; (v) approve the creation of a class of preferred shares; (vi) approve the Merger of Fibria’s Shares; (vii) approve the increase of the capital stock to be subscribed and paid-in by the officers of Fibria, with the consequent amendment to its bylaws; (viii) approve the Redemption, with the consequent amendment to its bylaws; (ix) approve Holding’s Merger by Suzano; and (x) authorize the subscription, by its officers, of the new shares to be issued by Suzano; and

(c)                        Shareholders’ Meeting of Suzano to, in this order, (i) ratify the investment by Suzano in Holding upon the subscription of new shares in the amount set forth in the Protocol and Justification, to be paid-in in cash on the same occasion of the subscription; (ii) examine, discuss and approve the Protocol and Justification; (iii) ratify appointment of PwC, as responsible for preparing the appraisal report at book value of the shareholders’ equity of Holding, for the purposes of Holding’s Merger, pursuant to the terms of the Appraisal Report of Holding; (iv) approve the Appraisal Report of Holding; (v) approve the proposed Transaction, pursuant to the terms of the Protocol and Justification; (vi) approve the increase of Suzano’s capital stock as a result of Holding’s Merger to be subscribed and paid-in by Holding’s officers on behalf of its shareholders, with the cancellation of the shares issued by Holding held by Suzano, increase which will be effected upon the issuance of the Final Quantity of Suzano’s Shares per Holding’s Ordinary Shares, as objectively determined by items 2 and following of the Protocol and Justification; and (vii) approve the amendment to Suzano’s bylaws to reflect, in Article 5, as a result of the resolution taken pursuant to item (vi) above, the amount of Suzano’s subscribed capital stock and the number of shares representing it, as well as to adjust the wording of Paragraph One thereof with regard to the authorized capital and, also, to amend Article 12 of Suzano’s bylaws in relation to the maximum number of members of its Board of Directors, pursuant to Suzano’s Management Proposal.

9.2.                           Voting Agreement and Other Obligations

As previously disclosed by the Companies, on March 15, 2018, the controlling shareholders of Fibria and of Suzano entered into the Voting Agreement and Other Obligations (“Agreement”), with Suzano as the intervening and consenting party, pursuant to which the parties undertook to attend and vote for the approval of the corporate resolutions of the extraordinary shareholders’ meetings of the Companies that may be necessary to approve the Protocol and Justification and the Transaction.

In the event that any restrictions imposed by competition authorities in Brazil and/or abroad become excessively burdensome, subject to the conditions set forth in the Agreement, Suzano may not complete the Transaction, upon payment by Suzano to Fibria of a fine of seven hundred and fifty million Reais (R$ 750,000,000.00). The fine may also be applied in other condition or the non-completion of the Transaction, as expressly provided for in the Agreement.

9.3.                           American Depositary Receipts — ADRs

Holders of American Depositary Receipts (“ADRs”) tied to shares issued by Fibria will be entitled to receive ADRs from Suzano, subject to the same Exchange Ratio (as adjusted by the ADR-to-share ratio). Prior to the Transaction Completion Date, Suzano will apply to list Suzano’s ADR on the New York Stock Exchange, where Fibria’s ADRs are currently listed.

9.4.                           Obtaining Waivers Set Forth in Financial Instruments

Fibria’s management is taking the necessary steps to obtain prior approvals that, pursuant to financial instruments and instruments of issuance of debts executed by it, are necessary with the respective counterparties for the completion of the Transaction without causing the acceleration of the respective debts.

9.5.                           Provided Documents

The Protocol and Justification, Suzano’s and Fibria’s Management Proposals for the Shareholders’ Meetings and the appraisal reports, prepared under the scope of the Transaction, will be made available to the shareholders of the Companies, as of this date, at the respective headquarters, at the Investor Relations websites of Fibria (www.ri.fibria.com.br) and of Suzano (ri.suzano.com.br), as well as at the websites of CVM (www.cvm.gov.br) and of B3 (www.b3.com.br).

Additional disclosures of information to the market shall be made in due course pursuant to the applicable laws.

São Paulo, August 09, 2018.

SUZANO PAPEL E CELULOSE S.A. Marcelo Feriozzi Bacci Executive Finance and Investor Relations Officer	FIBRIA CELULOSE S.A. Guilherme Perboyre Cavalcanti Financial and Investor Relations Officer

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between Fibria Celulose S.A. (the “Company”) and Suzano Papel e Celulose S.A. (“Suzano”) (the “Proposed Transaction”), the Company and Suzano will file relevant materials with the United States Securities and Exchange Commission (the “SEC”) including a registration statement of Suzano on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SUZANO AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be made available, free of charge, to U.S. shareholders of the Company on the Company’s website at http://www.fibria.com.br.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements.  These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication.  For example, the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the shares of the  Company or Suzano, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of the Company and Suzano to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors.  All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.fibria.com.br and on the SEC’s website at http://www.sec.gov.  The Company’s forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate.  The Company undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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